UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 10, 2006


Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

      Re:	Gran Tierra Energy Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      	Filed April 21, 2006
      	File No. 333-132352

      	Form 10-KSB/A for the fiscal year ended December 31,
2005
      	Filed April 21, 2006
      	File No. 333-111656

      	Form 8-K
      	Filed April 7, 2006
      	File No. 333-111656

Dear Mr. Coffield:

      We have reviewed your amended filings on Form SB-2 and Form
10-
KSB, filed in response to our comment letter dated April 7, 2006, along with the filings on Form 8-K noted above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You will expedite the review process if you address each
portion
of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere in the same document or other document as appropriate.

Registration Statement on Form SB-2

Recent Developments, page 2

2.	Expand this section to clearly discuss the reverse takeover
cited
in prior comment 3.  We note your discussion on page 39.

3.	We note your response to our prior comment 5.  We note your
updated disclosure in regard to the loan. Please explain what you mean when you say the loan "will be extinguished."

4.	We note your response to our prior comment 6.  You indicated
in
your response that you provided copies of the private placement memorandum and Canadian offering memorandum. However, these documents were not included in the package you sent us. Please provide these documents.

5.	Please separate your discussion of the first and second
private
placements to more clearly state the total proceeds received from each placement (we note that you discuss the first placement and the first closing on the second placement together), the amount of cash commissions paid from the proceeds, identifying the persons who received the commissions, the net proceeds to you, and the use of proceeds. Please also provide the same information for the third offering.

6.	You provide two different dates for the date of the first
closing
on the second private placement, September 27 and October 27.
Please
revise or advise.





Selling Stockholders, page 17

7.	We note your response to our prior comment 11.  However,
there
are still several entities for which the identity of the natural persons with power to vote or to dispose of the securities offered for resale has not been provided. Please provide this information.

Management`s Discussion and Analysis

Overview, page 28

8.	We note you have included a discussion about your ability to continue as a going concern in response to prior comment 13 in our letter dated April 7, 2006. As previously explained, you should also disclose that there is substantial doubt about your ability to continue as a going concern, and include details of your plans to overcome your financial difficulties, to comply with the guidance in
FRC Section 607.02; comparable disclosure is generally required in your financial statements under this guidance. In addition, indicate what you believe the outcome will be in the event your plans are unsuccessful in addressing the going concern uncertainty.

Plan of Operations, page 28
9.	Within your response to prior comment 16 in our letter dated
April 7, 2006, you state the consummations of the acquisitions you announced in the Form 8-Ks are not considered probable. Given that you had deemed information about these agreements to be material to security holders in filing the Form 8-K`s, coupled with the level of detail of the terms of the agreements you have provided in the press releases, it is unclear to us how you reached the conclusion that these acquisitions are not probable.

The determination of a transaction`s probability of occurrence is based on facts and circumstances; however, FRC 506.02.c.ii, states that the consummation of a transaction is considered probable whenever the registrant`s financial statements alone would not provide investors adequate financial information with which to make an investment decision. Based on the information you have disclosed, these potential acquisitions would appear to be material to your current and future financial position, results of operations and cash flows, and would therefore trigger a reporting obligation under this guidance.

Please provide further detail to support the conclusions you have reached regarding the probability of these acquisitions as well as the potential acquisition of Argosy Energy International, announced in the
Form 8-K that you filed on April 7, 2006. It should be clear how you have evaluated each aspect of each transaction, including the likelihood of satisfying each of the contingencies mentioned.

If you continue to regard these transactions as being not probable, you should submit the draft disclosure revisions that you would file in amendments to each of the Form 8-Ks to advise readers of your skepticism and uncertainty surrounding the prospect of completing these acquisitions, including details sufficient to understand the basis for your earlier disclosures, and the reasons that you believe financial information about the targets is no longer relevant. Under these circumstances, disclosure in your registration statement would also be essential to correct any misperceptions over the likelihood of occurrence.

To the extent these business combinations are considered probable, you
will be required to include financial statements of these
businesses
along with related pro forma financial information to comply with
Item
310(c) and (d) of Regulation SB. Please note we presume these acquisitions would be considered significant at the greater than 50%
level; therefore, the acquiree financial statements would need to be included within the registration statement.

In addition, please discuss the terms of each of these agreements (including the amount of any break-up fees), how you intend to fund the acquisitions, your increase in your capital expenditures, and how you anticipate these interests will impact your future results of operations and cash flows. If required by Item 601(10)(C) of Regulation S-B, please also file the acquisition agreements as exhibits.

10.	You state that no drilling is planned for 2006 and that your current cash and expected cash flow will fund operations through
2006.
Please add a discussion of how your 2006 business plan will change if
you close on any of your three planned acquisitions.  We note that in
the press release filed as an exhibit to the Form 8-K filed April
7,
2006, you state that "[a] total of nine (gross) wells have been planned for 2006/early 2007...."  You also state that the
corresponding capital budget is approximately $25 million.

Liquidity and Capital Resources

Liquidity, page 29

11.	We note your response to our prior comment 20.  You state
that
after escrow is terminated, you will still be subject to additional cash calls. Please discuss the reasons for any additional cash calls, their amount and their anticipated timing.






Business

The Argentina Acquisitions, page 38

12.	We note your response to our prior comment 22.  We re-issue
this
comment in light of your need to discuss the CGC acquisition in the registration statement. Please state whether your pending acquisition of interests of CGC include any of the properties listed in this section. If so, please discuss how the acquisition would affect your operations.

Directors, Executive Officers, Promoters and Control Persons

Board Committees, page 47

13.	We note your statement that your audit committee charter will be
available on your website as soon as practicable. We also note that you filed your audit committee charter as an exhibit to your Form
10-
KSB filed on March 10, 2006. Please advise as to when your audit committee charter will be posted to your website.

2005 Equity Incentive Plan

Duration, Amendment and Termination, page 52

14.	You state that the plan terminates on November 10, 2005.  The incentive plan filed as an exhibit states that the plan will expire on
November 10, 2015. Please revise or advise.

Description of Securities

Exchangeable Shares, page 57

15.	We note your response to our prior comment 35.  Please add a description of the exchangeable shares` preferences over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the company. Please state that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy, and describe how 1203647 Alberta Inc. will acquire the shares necessary to satisfy its obligations.

Indemnification; Limitation on Liability, page 58

16.	We note your response to our prior comment 36.  We re-issue
this
comment in part. Please identify any executive officers or directors who have signed such indemnity agreement(s).


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 60

17.	We note you have filed an Item 4.01 Form 8-K to announce your change in accountant in response to our prior comment 37 in our letter dated April 7, 2006. Please note that you must also provide the information required by Item 304 of Regulation SB in the Form SB-
2.
Refer to Item 23 of the Form SB-2 if you require further clarification.

Recent Sales of Unregistered Securities, page II-2

18.	We note your response to our prior comment 38.  We re-issue
this
comment in part.  Please file as an exhibit(s) the Escrow
Agreement(s)
referred to in the Subscription Agreements.

Exhibits, page II-5

19.	The term of the agreement filed as exhibit 10.17 ended on
March
31, 2006.  Please file a current copy of the agreement.

Engineering Comments

Risk Factors, page 4

Risks Related to Our Business, page 4
20.	Regarding response number 43 revise this proposed risk factor to
include, as originally requested, the fact that in Argentina natural gas prices tend to be materially lower than in North America.
Describe the effects this may have on your results as compared to operating in North America. Remove the disclosure concerning the full cost rule of accounting as it does not address this particular risk factor.

21.	Regarding response number 44 revise your proposed risk
factors to
specifically explain the conditions in Argentina including current Argentine policies on the export of oil and gas. In addition, please disclose the fluctuations in Argentine exchange rates; whether you receive payment for your production in pesos rather than U.S. currency, and how all this may affect your future results.

Markets and Competitions, page 39
22.	As previously requested expand your disclosure to include the price you receive in Argentina for your gas production.



Description of Property, page 41
23.	As required by Industry Guide 2 disclose the amount of
production
of oil in barrels and gas in Mcf and the average price received for both oil in dollars per barrel and gas in dollars per Mcf for each of the last three years or for the amount of time you owned the properties.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

	Amend your Form 10-KSB/A in response to the following comments within ten business days of the date of this letter. Also, comply with these comments in the Form SB-2 as applicable.

Financial Statements, page 20

General
24.	We have read your response to prior comment 54 in our letter dated April 7, 2006, regarding your predecessor financial statements.
Unfortunately, we are unable to waive the financial statement requirements of Item 310(a) of Regulation S-B, and the accommodation for Statements of Gross Revenues and Direct Lease Operating
Expenses
that is sometimes available under IRQ 7 to SAB Topic 2:D, in satisfying the requirements of Item 310(c) of Regulation S-B, is not generally extended to situations calling for the financial statements of a predecessor entity.

Therefore, we continue to believe it will be necessary for you to present complete audited financial statements of your predecessor for the years ended December 31, 2003 and 2004. You must also present audited interim period predecessor financial statements for the period
January 1, 2005 through August 31, 2005, and unaudited comparative interim period financial statements for the eight months ended August
31, 2004. In the event you are not able to provide these financial statements, we will be unable to declare any registration statements effective until you have filed audited financial statements for the operations of the predecessor for a time span equal to the periods for which audited financial statements are required by Item 310(a) of Regulation S-B.

You may correspond directly with the Division of Corporation
Finance`s
Office of Chief Accountant to the extent there is additional pertinent
information you wish to have considered regarding this matter.
25.	In your response to prior comment 54 in our letter dated
April 7,
2006 you state that you believe your predecessor is only the 14% interest in the Palmar Largo joint venture. Please explain to us why you believe your 50% interests in the Nacatimbay and Ipaguazu concessions are not part of the predecessor entity. We understand currently the Nacatimbay property has a single producing well and the
Ipaguazu property is non-producing. Within your response, please describe for us exploration and drilling activities that were occurring on these properties as of the date of the acquisition.

Report of Independent Registered Chartered Accountants, page 21
26.	We have read your response to prior comment 56 in our letter dated April 7, 2006, setting forth your reasons for using an auditor
based in Canada.  Based on your specific facts and circumstances, we
will not object to the use of a Canadian audit firm, provided that your independent accountant sends us a letter representing that it will follow the procedures set forth in Appendix K of the AICPA`s SEC
Practice Section Reference Manual, when performing its audit of your
financial statements.
27.	Given that all of your operations are located in Argentina,
coupled with your statement that you place reliance on your auditor`s relationship with its affiliate in Argentina, it appears the Argentinean affiliate of Deloitte & Touche participated in the audit of your financial statements, although the extent of its involvement is unclear. Please ask your auditors to send us a letter explaining the specific procedures they performed (and their findings), addressing the criteria in AU Sections 543.05, 10, and 12, in deciding to not make reference to the audit of the affiliate, and in concluding that the Calgary office appropriately served as the principal auditor for the engagement; the extent of work performed in Argentina by personnel from the Calgary office, as it relates to planning , performing, and supervising the audit, should be clear. We would also like to understand whether it intends to continue in that capacity on future audit engagements.

Note 1 - Description of a Business and Going Concern, page 26
28.	We note your response to prior comment 58 in our letter dated
April 7, 2006, explaining your views on the need to account for a minority interest in Gran Tierra Canada prior to your acquisition of the remaining outstanding shares. However, it is still unclear to us why you did not account for the purchase of the remaining shares of
Gran Tierra Canada as an acquisition of a minority interest.
Please
tell us who held the remaining Gran Tierra Canada shares, describe their relationship with the owners of Gran Tierra Energy, Inc.
prior
to the reverse merger with Goldstrike Inc., and explain the reasons that owners of Gran Tierra Canada were apparently given the option to receive either shares of Goldstrike Inc. common stock, or "exchangeable" shares of Goldstrike Exchange Co. We believe that you should disclose all pertinent transaction provisions, including the rationale for the structure described, and the terms of the exchangeable shares.






Note 2 - Significant Accounting Policies, page 27

Inventory, page 28
29.	Please disclose the method you use to determine the cost of
your
inventory (e.g. FIFO, LIFO, weighted average, specific identification). We reissue prior comment 59 in our letter dated
April 7, 2006.

Taxes receivable, page 28
30.	Please expand your disclosure to clarify how the tax
receivable
you have recognized is factored in to your income tax provision computed under the guidance of SFAS 109. In addition, identify where you have reported the associated income tax benefit on your consolidated statement of operations.

Note 3 - Capital Assets, page 33
31.	We note your response to prior comment 61 in our letter dated
April 7, 2006 in which you state the "Materials and supplies" line item includes inventory items that will be used in the operations of your Palmar Largo oil fields. Generally materials and supplies are typically classified as inventory or prepaid costs on the balance sheet rather than as a non-current, capital asset; while deferred costs would ordinarily be valued at the lower of cost or market, and charged to expense when used. Please describe the particular facts and circumstances that you believe warrant accounting that you have described.

Note 4 - Share Capital, page 34

Share Capital, page 35
32.	We note your disclosure in which you state the holders of
common
stock have no pre-emptive rights, conversion rights or redemption rights. Please disclose whether the holders of the exchangeable shares have any of these rights, and if so, explain the terms of these rights.

Warrants, page 35
33.	We have read your response to prior comment 62 in which you
explain the warrants you have issued do not meet the definition of a derivative and are properly classified as equity because you may only settle the contracts by the delivery of common shares. Within the registration rights agreement we note that you must pay liquidated damages in the event that you fail to file a registration statement as required (a "Registration Event"). Under certain circumstances the payment of liquidated damages is considered to be a cash settlement that would result in warrants being classified as liabilities. Please provide us with an analysis that thoroughly explains how you concluded you met the conditions set forth in paragraphs 14 through 18 of EITF
00-19.

Note 5 - Asset Retirement Obligations, page 36
34.	We note your response to prior comment 63 in our letter dated
April 7, 2006, in which you state the amount of accretion expense you
should have recorded is immaterial. However, given the tabular presentation depicting non-compliance with the Standard, contrary to
your filing requirements and representations, we believe you should
restate your financial statements to record accretion expense in accordance with paragraph 13 of SFAS 143, and revise your disclosure
of the reconciliation of the asset retirement obligation
accordingly.
Oil and Gas Producing Activities, page 39
C. Costs Incurred - Period Ended December 31, 2005
35.	We note your response to prior comment 66, indicating you are unable to find guidance requiring asset retirement costs to be disclosed as anything other than asset retirement costs. We previously suggested that you read the guidance in paragraph 11 of SFAS 143, the Standard governing the accounting for asset retirement obligations. This guidance states that asset retirement costs should be capitalized "...by increasing the carrying amount of the related long-lived asset by the same amount as the liability." You may also find the clarification offered in paragraph B42 of SFAS 143 helpful, stating that "...asset retirement costs are not a separate asset because there is no specific and separate future economic benefit that results from those costs...the future economic benefit of those costs lies in the productive asset that is used in the entity`s operations."
Therefore, we continue to believe that your current presentation depicts accounting that is not in compliance with SFAS 143, and is contrary to the disclosure guidance in paragraph 21 and Illustration 2 of SFAS 69. We reissue prior comment 66.

Form 8-K filed April 7, 2006

36.	We note the press release dated April 3, 2006 reporting your
agreement to acquire Argosy Energy International.   Please provide
a
reserve report for Argosy Energy International.

Closing Comments

      As appropriate, please amend your registration statement, Form
10-KSB/A and the Form 8Ks in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Jenifer Gallagher at (202) 551-3706 or, in her
absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  You may contact Jim
Murphy
at (202) 551-3703 if you have any questions regarding the
engineering
comments.  Please contact Donna Levy at (202) 551-3292 or me at
(202)
551-3745 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Louis W. Zehil, Esq.
      Rachel Manpz, Esq.
      Karl Hiller (SEC)
      Jenifer Gallagher (SEC)
      James Murphy (SEC)
      Donna Levy (SEC)


Mr. Dana Coffield
Gran Tierra Energy, Inc.
Page 12